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                                                                  EXHIBIT (a)(6)

 Interactive Systems, Inc. Mails Tender Offer for CSI Computer Specialists, Inc.

                 Common Stock for $1.00 Per Share in Cash

         Arlington, Virginia and Gaithersburg, Maryland, April 26, 2000 -- Interactive Systems, Inc. ("ISI") and CSI Computer Specialists, Inc. (OTCBB:
CSIS) today announced that ISI has mailed an Offer to Purchase all of the issued and outstanding shares of Common Stock (the "Common Shares") of CSI Computer Specialists, Inc. not already owned by Donald C. Weymer, ISI's founder, Chief Executive Officer, President, a Director and majority shareholder, at a purchase price of $1.00 per share in cash. ISI's Offer is subject to customary closing conditions. The Offer is open for acceptance until 5:00 p.m., Eastern Time, on May 23, 2000, unless extended or withdrawn.

         The $1.00 per Common Share cash consideration offered represents an approximately 39% premium to the closing price of $0.72 per share on April 24, 2000, the last trading day before this announcement. The Board of Directors of CSI Computer Specialists, Inc. has determined, based on the Company's current financial condition, its inability to obtain financing for its operations, which could result in the Company filing for bankruptcy, recent bid prices for the Common Shares on the OTC Bulletin Board and the Company's current book value, that the tender offer is in the best interests of the Company and it shareholders, and has voted to recommend to the Company's stockholders acceptance of the Offer. CSI Computer Specialists, Inc.'s Board of Directors recommends that stockholders tender their Common Shares in the Offer.

         CSI Computer Specialists, Inc. is a provider of a full range of computer hardware services, including sales and maintenance of mainframe and mid-range computer equipment and parts, network design and installation, computer upgrades, and installation and de-installation of equipment. The Company provides its services to commercial customers, agencies of federal, state and local governments, and universities, hospitals, and associations in the Mid-Atlantic region of the United States, including West Virginia, Virginia, Maryland, the District of Columbia, New Jersey, New York, Connecticut, Pennsylvania, and in Illinois and California.

         ISI is a national provider of enterprise infrastructure management services. ISI provides information technology outsourcing, enterprise systems management and not-for-profit solutions to commercial and non-profit organizations.